Exhibit 12

Regions Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(from Continuing Operations)

(Unaudited)

(Amounts in thousands)	Three Months Ended March 31
	2008	2007
Income from continuing operations before income taxes	$494,524	$709,984
Interest on non-deposit interest bearing liabilities	262,134	243,398
Interest portion of rent expense from continuing operations	15,172	14,237

Total income for computation excluding interest on deposits	771,830	967,619
Interest on deposits	503,190	687,459

Total income for computation including interest on deposits	$1,275,020	$1,655,078

Fixed charges excluding interest on deposits	$277,306	$257,635
Fixed charges including interest on deposits	$780,496	$945,094

Ratio excluding interest on deposits	2.78	3.76
Ratio including interest on deposits	1.63	1.75

Components of fixed charges:
Interest:
Interest on deposits	$503,190	$687,459
Interest on non-deposit interest bearing liabilities	262,134	243,398

Total interest charges	$765,324	$930,857

Rental expense	$45,517	$42,711

Portion of rental expense deemed representative of interest	$15,172	$14,237

Note: The recognized interest related to uncertain tax positions of approximately $2 million and $24 million for the three months ended March 31, 2008 and 2007, respectively, was excluded from this calculation.